

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2010

Justin D. Benincasa,
Chief Financial Officer and Treasurer
Atlantic Tel-Network, Inc
10 Derby Square
Salem, MA 01970

Re: Atlantic Tel-Network, Inc.
Form 10-K for the fiscal year ended December 31, 2009
Filed March 16, 2010
File No. 1-12593

Dear Mr. Benincasa:

We have reviewed your filing and have the following comments. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2009

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates, page 58

1. We note your disclosure that to assess recoverability of the value of your FCC licenses you use the market approach. Tell us why you believe the market approach is an appropriate methodology to value the FCC licenses in view of the limited number of transactions, the differences in the spectrum bands, permitted uses, propagation characteristics, competition, geographic and demographic markets, among others. Further tell us whether the fair value determined under the market approach would be materially different from the fair value determined under the Greenfield Cash Flow Valuation Model ("Greenfield Model").

Form 10-Q for the period ended June 30, 2010

Note 4- Acquisitions, page 9

2.   We note that you have recorded the net gain on bargain purchase in the amount of approximately $27 million. In order for us to better understand about the amount of the recorded bargain gain, please tell us in sufficient detail, the valuation methodologies used to value each of the assets acquired.

- Please tell us how you fair valued the property, plant and equipment, and each of the identifiable intangible assets, i.e., the licenses, trade name and customer relationships.

- Specifically tell us about the valuation methodology used to value the licenses and describe the method you used to isolate the cash flows associated with the intangible asset.

- Tell us if there is any likely hood of the Company revising or eliminating the bargain purchase gain in future.

Your response should specifically address paragraph 4 of ASC 805-30-25. We may have further comments after review of your response.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christine Adams, Staff Accountant, at (202) 551-3363 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill at (202) 551-3268 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director